                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549






                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT






                                In respect of its
               U.S.$100,000,000 Callable Fixed Rate Notes of 2001,
                                due July 16, 2003






                    Filed pursuant to Rule 3 of Regulation BW






                              Dated: July 11, 2001

         The following information regarding the U.S.$100,000,000 Callable Fixed Rate Notes of 2001, due July 16, 2003 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, in the form of a Pricing Supplement attached hereto as Exhibit A, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 15, 2000) is already on file with the Securities and Exchange Commission.

         Item 1.  DESCRIPTION OF OBLIGATIONS

                  (a) U.S.$100,000,000 Callable Fixed Rate Notes of 2001, due July 16, 2003.

                  (b) The interest rate will be 4.00 percent for the first year and 5.00 percent for the second year, both payable semi-annually.

                  (c) Maturing July 16, 2003. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

                  (d) Notes are callable by the Bank at par on July 16, 2002 with 10 New York business day's notice.

                  (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

                  (f) Not applicable.

                  (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

                  (h) See Prospectus, pages 6-10.

                  (i) Federal Reserve Bank of New York, 33 Liberty Street, New York, New York 10045.

         Item 2.  DISTRIBUTION OF OBLIGATIONS

                  As of July 11, 2001, the Bank entered into a Terms Agreement with Merrill Lynch, Pierce, Fenner & Smith Inc. as Manager (the "Manager"), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating US$100,000,000 at 100%, less commissions of 0.01% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. It is expected that delivery of the Notes will be made on or about July 16, 2001.

                  The Terms Agreement will provide that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange Commission.

                  The Manager is expected to offer the Notes to the public at 100%.

         Item 3.  DISTRIBUTION SPREAD

             Price to                Selling Discounts           Proceeds to the
              Public                  and Commissions                Bank(1)
             --------                -----------------           ---------------
          Per Unit: 100%                   0.01%                     99.99%
      Total: USD 100,000,000             USD 10,000             USD 99,990,000


         Item 4.  DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

                  None

         Item 5.  OTHER EXPENSES OF DISTRIBUTION

                  Not yet known.

         Item 6.  APPLICATION OF PROCEEDS

                  The net proceeds will be used in the general operations of the Bank.

         Item 7.  EXHIBITS

                  A.  Pricing Supplement
                  B.  Terms Agreement


--------------------
1  Without deducting expenses of the Bank, which are not yet known.

                                                                      EXHIBIT A


                               PRICING SUPPLEMENT





             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                         GLOBAL DEBT ISSUANCE FACILITY

                                     No: 402

                                 US$100,000,000
                   CALLABLE STEP-RATE NOTES DUE JULY 16, 2003

                            Issue Price: 100 percent














                               MERRILL LYNCH & CO.





              The date of this Pricing Supplement is July 11, 2001.

                  This document ("Pricing Supplement") is issued to give details of an issue by International Bank for Reconstruction and Development (the "Bank") under its Global Debt Issuance Facility.

                  This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated October 7, 1997, and all documents incorporated by reference therein (the "Prospectus"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.


TERMS AND CONDITIONS

                  The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.


 1.      No.:                                             402

 2.      Aggregate Principal Amount:                      US$100,000,000

 3.      Issue Price:                                     100 percent

 4.      Issue Date:                                      July 16, 2001

 5.      Form of Notes
         (Condition 1(a)):                                Registered only

 6.      Authorized Denomination(s)
         (Condition 1(b)):                                US$1,000

 7.      Specified Currency
         (Condition 1(d)):                                United States dollars (US$)

 8.      Maturity Date
         (Conditions 1(a) and 6(a); Fixed
         Interest Rate):                                  July 16, 2003

 9.      Interest Basis
         (Condition 5):                                   Fixed Interest Rate (Condition 5(I))


10.      Fixed Interest Rate
         (Condition 5(I)):

         (a)      Interest Rate:                          (i)  from and including Issue Date to but
                                                          excluding July 16, 2002: 4.00 percent per
                                                          annum; and

                                                          (ii) from and including July 16, 2002 to but
                                                          excluding Maturity Date: 5.00 percent per
                                                          annum

         (b)      Fixed Rate Interest Payment
                  Date(s):                                The 16th of each January and July,
                                                          commencing on January 16, 2002, through
                                                          and including July 16, 2003

         (c)      Fixed Rate Day Count
                  Fraction(s):                            30/360, as provided in Condition 5(I)(b)

13.      Relevant Financial Center:                       New York

14.      Relevant Business Day:                           New York


15.      Issuer's Optional Redemption:                    Yes

         (a)      Notice Period:                          Not less than 10 Relevant Business Days

         (b)      Amount:                                 All (and not less than all)

         (c)      Date(s):                                July 16, 2002 (only)

         (d)      Early  Redemption Amount
                  (Bank):                                 Principal Amount

         (e)      Notices:                                Notwithstanding Condition 13, so long as
                                                          the Notes are represented by a DTC Global
                                                          Note and the DTC Global Note is held on
                                                          behalf of one or more clearing systems,
                                                          notices to Noteholders may be given by
                                                          delivery of the notice to the relevant
                                                          clearing system for communication by it
                                                          to entitled accountholders. Any notice
                                                          delivered to a clearing system in
                                                          accordance with the preceding sentence
                                                          shall be deemed to have been given to
                                                          the Noteholders on the day on which such
                                                          notice is delivered to the clearing system.

16.      Redemption at the Option of the
         Noteholders:                                     No

17.      Early Redemption Amount
         (Condition 9):                                   Principal Amount plus accrued interest

18.      Governing Law:                                   New York


OTHER RELEVANT TERMS

 1.      Listing (if yes, specify Stock
         Exchange):                                       No

 2.      Details of Clearance System Approved by
         the Bank and the Global Agent and
         Clearance and
         Settlement Procedures:                           The Depository Trust Company ("DTC"),
                                                          Euroclear System and Clearstream Banking,
                                                          societe anonyme.  Initial settlement will
                                                          be on a delivery versus payment basis.


 3.      Syndicated:                                      No

 4.      Commissions and Concessions:                     0.01 percent of Aggregate Principal Amount

 5.      Codes:

         (a)      CUSIP                                   45905UBU7

         (b)      Common Code:                            013269033

         (c)      ISIN:                                   US45905UBU79

 6.      Identity of Dealer(s)/Manager(s):                Merrill Lynch, Pierce, Fenner & Smith
                                                                      Incorporated

 7.      Provisions for Registered Notes:

         (a)      Individual Definitive
                  Registered Notes Available
                  on Issue Date:                          No

         (b)      DTC Global Note:                        Yes; one

         (c)      Other Global Registered
                  Notes:                                  No

 8.      Other Address at which Bank
         Information Available:                           None



GENERAL INFORMATION

                  The Bank's latest Information Statement was issued on September 15, 2000.

RECENT DEVELOPMENTS

                  Following completion of its normal year-end review of the credit quality of the loan portfolio, the Bank's Management has proposed to the Executive Directors that an additional provisioning charge of approximately $400 million be taken at the end of the fourth quarter of the fiscal year ending June 30, 2001. This recommendation reflects Management's current assessment of the overall credit quality of the loan portfolio, and it does not reflect any increase in the volume of non-performing loans. The Executive Directors will review Management's recommendation shortly. At the end of the third quarter of fiscal year 2001, the Bank's accumulated provision for loan losses was $3.6 billion constituting about 3% of its loans outstanding plus the present value of its exposure under guarantees, and its equity capital to loans ratio was approximately 21%.



                                    INTERNATIONAL BANK FOR RECONSTRUCTION
                                       AND DEVELOPMENT



                                    By:     /s/ Ivan Zelenko
                                        --------------------------------
                                        Authorized Officer

              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                                1818 H Street, NW
                              Washington, DC 20433





                                  GLOBAL AGENT
                                 Citibank, N.A.
                                 P.O. Box 18055
                               5 Carmelite Street
                                 London EC4Y 0PA





                         LEGAL ADVISORS TO THE MANAGERS
                              Sullivan & Cromwell
                         1701 Pennsylvania Avenue, NW
                              Washington, DC 20006

                                                                      EXHIBIT B


                          TERMS AGREEMENT NO. 402 UNDER
                                  THE FACILITY


                                                                   July 11, 2001


International Bank for Reconstruction
    and Development
1818 H Street, N.W.
Washington, D.C. 20433


                  The undersigned agrees to purchase from you (the "Bank") the Bank's US$100,000,000 Callable Step-Rate Notes due July 16, 2003 (the "Notes") described in the Pricing Supplement, dated as of the date hereof (the "Pricing Supplement") at 11:00 a.m. New York time on July 16, 2001 (the "Settlement Date") at an aggregate purchase price of US$99,990,000 (which is 99.99% of the aggregate principal amount of the Notes) on the terms set forth herein and in the Standard Provisions, amended and restated as of October 7, 1997, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

                  When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

                  The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

                  The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein.

                  Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100 percent less a management and underwriting commission of 0.01 percent of the principal amount).

2. The purchase price specified above will be paid on the Settlement Date by the Dealer (against delivery of the Notes to an account designated by the Dealer) to Citibank, N.A., London Branch (DTC Account No. 2952) as custodian for Cede & Co., as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

         For purposes hereof, the notice details of the undersigned are as follows:

                  Merrill Lynch
                  World Financial Center 250 Vesey
                  Street 15th Floor
                  New York, NY 10281

                  Attention: Transaction Management Group
                  Telephone: 212-449-7476
                  Fax:  212-449-2331

                  All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

                  This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

                  This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.


                                        MERRILL LYNCH, PIERCE, FENNER & SMITH
                                                    INCORPORATED


                                        By:
                                            -----------------------------
                                            Name:
                                            Title:


CONFIRMED AND ACCEPTED, as of the
date first written above:


INTERNATIONAL BANK FOR RECONSTRUCTION
    AND DEVELOPMENT


By:
    ------------------------------
     Name:
     Title: Authorized Officer






                                      -3-